December 15, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Nili Shah, Branch Chief

RE:                            Norcross Safety Products L.L.C.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 27, 2006

Form 10-Q for the quarter ended July 1, 2006
File No. 333-110531

Dear Ms. Shah:

We have set forth below the response of Norcross Safety Products L.L.C. (the “Company”) to the comments contained in the letter of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) dated November 2, 2006 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 filed on March 27, 2006 and Form 10-Q for the quarter ended July 1, 2006 filed on August 14, 2006. For your convenience, we have repeated the Staff’s comments below in bold face type before our response.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 17

1.               We note your presentation of EBITDA and Adjusted EBITDA. We have the following comments:

•                  You state that you use these non-GAAP measures to assess your liquidity position. Therefore, any indication that EBITDA and Adjusted EBITDA are used as performance measures should be eliminated. In future filings, delete the phrase “net income” from your sentence in footnote (2) on page 18 “EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by GAAP. . .” Also, delete the subtotal Net (loss) income in your reconciliation of Adjusted EBITDA and EBITDA to Net cash provided by operating activities as this line item does not appear to be relevant to your non-GAAP liquidity measure.

Response: The Company will exclude all disclosures related to EBITDA and Adjusted EBITDA in future 10-K filings.

•                  We note that you have eliminated $13.5 million management incentive compensation in determining Adjusted EBITDA for the year ended December 31, 2005. As indicated in Item 10(e)(ii)(A) of Regulation S-K, we note that it is not appropriate to exclude charges that required or will require cash settlement from non-GAAP liquidity measures. Please ensure that future filings do not present non-GAAP liquidity measures that eliminate such charges.

Response: The Company will exclude all disclosures related to EBITDA and Adjusted EBITDA in future 10-K filings.

Management’s Discussion and Analysis, page 20

Critical Accounting Policies, page 21

2.               We note your belief that since you use the lower end of the range of multiples when performing your impairment test a decline in acquisition and trading multiples of comparable personal protection equipment companies will not affect the result of your impairment test. However, we assume that such a range of multiples could decline below the lower end of the range such that you may be required to assume a lower multiple. Accordingly, in future filings, please disclose the range of multiples used for each of your reporting units and provide a sensitivity analysis of a one point decrease in the multiple for each reporting unit.

Response: The Company will incorporate the Staff’s comment in future filings. Specifically, the Company intends to replace its existing goodwill and other intangible disclosure included in critical accounting policies with the following discussion. The Company supplementally advises the Staff that it uses discounted cash flow (“DCF”) analysis, rather than comparable multiples, as the primary method of assessing impairment. The Company looks at multiples as a secondary check on this analysis. The following discussion therefore focuses on the DCF methodology used.

Goodwill and Other Intangibles

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. We have accounted for our acquisitions using the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we performed a goodwill impairment test during our fiscal year fourth quarter. In conducting our impairment analysis, we utilized the discounted cash flow (“DCF”) approach that estimates the projected future cash flows to be generated by the business (including an estimate of terminal cash flows), discounted to present value at our estimated cost of capital. An absolute X% increase or decrease in cash flow projections would produce an average X% increase or Y% decrease, respectively, in the overall value of our reporting segments. An absolute X% increase or decrease in the terminal cash flow growth rate would produce an average X% increase or Y% decrease, respectively, in the overall value of our reporting segments. An absolute X% increase or decrease in the discount rate would produce an average X% increase or Y% decrease, respectively, in the overall value of our reporting segments.

Based on the results of the first step of the annual goodwill impairment test, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. As a result, the second step of the annual goodwill impairment test was not required to be completed. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill as of December 31, 2XXX. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in our relationships with significant customers. We will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist.

We also performed an impairment test related to our indefinite life brand names during the fourth quarter using a relief from royalty method. This method is a specific discounted cash flow approach to analyze cash flows attributable to the brand names based on projected revenues associated with each brand name and an estimated royalty rate. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of the trade name and that the inherent economic value of each trade name is directly related to the cash flows (royalties saved) in the future. We did not combine our brand names into a single “unit of accounting” with the exception of our footwear brands in our general safety and preparedness segment. An absolute 1% increase or decease, in the revenue base would produce an X% increase or Y% decrease, respectively, across the portfolio of brand names. An absolute 1% increase or decease, in the royalty rates would produce an X% increase or X% decrease, respectively, across the portfolio of brand names. An absolute 1% decrease or increase in the discount rate would produce an average X% increase or X% decrease, respectively, across the portfolio of brand names.

Based on the results of our annual indefinite life brand name impairment test, we determined that the fair value of each of the brand names exceeded their carrying amounts and, therefore, no impairment existed. The Company cannot predict the occurrence of certain future events that might adversely affect the reported value of its indefinite life brand names as of December 31, XXXX. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in our relationships with significant customers. We will continue to perform an indefinite life brand name impairment test on an annual basis and on an interim basis, if certain conditions exist.

3.               Please tell us supplementally and revise future filings to identify and clarify the nature of your reporting units. That is, are your reporting units operating segments or components of your operating segments? Also, if you have aggregated components of an operating segment into a single reporting unit clarify in future filings and provide us with supplemental information to support such aggregation. Refer to paragraph 30 of SFAS 142.

Response: The Company will incorporate the Staff’s comment in future filings. Supplementally, please be advised that under paragraph 30 of SFAS 142, the Company determined that it has three reporting units: general safety and preparedness, fire service and electrical safety. Each reporting unit represents a single operating segment and we have not aggregated components of an operating segment into a single reporting unit.

4.               It is unclear to us why you have not identified your accounting for pensions as a critical accounting policy. If this is a critical estimate to your consolidated financial statements, please expand future filings to discuss this accounting and address the fact that certain assumptions, such as the discount rate and expected long-term rate of return, can have significant effects on the amounts reported for net periodic pension cost and the related benefit obligations. Disclose the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 8.5%. Expand your disclosures to help readers understand why you believe 8.5% is a reasonable rate of return in light of your plan asset allocation of 60% equity securities and 40% debt securities. Additionally address why your discount rate required a downward revision for the periods presented. Please provide us with your proposed future disclosures.

Response: The Company intends to incorporate the following pension disclosure as part of critical accounting policies in its future filings:

Defined Benefit Pension Plans

The costs and obligations of our defined benefit pension plans are dependent on actuarial assumptions. Three critical assumptions used, which impact the net periodic pension expense and two of which impact the benefit obligation, are the discount rate, expected return on plan assets and rate of compensation increase.

In regards to selecting a discount rate assumption, we routinely select a discount rate based on a variety of factors including high quality market indices (such as Moody’s AA corporate bond rate index and the Citigroup corporate pension discount rate index) and fixed-income debt instruments based on the expected duration of the benefit payments for our pension plans. For 2005, as a result of the Norcross Transaction, we reflected purchase accounting as of July 20, 2005. The re-measurement of our obligations as of the purchase date necessitated the selection of a new discount rate. Because of the prevailing change in corporate bond rates from December 31, 2004 through mid-July 2005, and following the process described above, we decided on a change in discount rate from 5.75% to 5.25%. Similarly, for the 2005 and 2006 fiscal year-end disclosures, we decided on a change in discount rate from 5.25% (as of the Norcross Transaction date) to 5.50% and from X% to Y%, respectively.

The long-term rate of return on plan assets assumption is reviewed annually. We use an investment model to determine an expected rate of return based on current investment allocation. The investment model considers past performance and forward looking assumptions for each asset class based on current market indices, key economic indicators and assumed long-term rate of inflation. The long-term rate of return assumption is adjusted, as needed, such that it falls between the 25th and 75th percentile expected return generated from the model.

The rate of compensation increase represents the long-term assumption for expected increases to salaries. These key assumptions are evaluated annually.

Changes in these assumptions can result in different expense and liability amounts. The effects of the indicated increase and decrease in selected assumptions for our pension plans as of December 31, 2006 assuming no changes in benefit levels and no amortization of gains or losses, is shown below (in thousands):

	Increase (Decrease) in PBO		Increas (Decrease) in Pension Expense

Discount rate change:
Increase 100 basis points	$	XXX	$	XXX
Decrease 100 basis points	$	XXX	$	XXX

Expected rate of return change:
Increase 100 basis points	N/A		$	XXX
Decrease 100 basis points	N/A		$	XXX

Rate of compensation increase:
Increase 100 basis points	$	XXX	$	XXX
Decrease 100 basis points	$	XXX	$	XXX

Results of Operations, page 23

5.               We note that you combine the results of operations for the Predecessor and Successor periods. As you note in your filing, these two periods are not comparable due to the Norcross Transaction. Therefore, the results should not be discussed on a combined basis. In future filings, discuss your fiscal year 2005 historical results of operations on a separate Predecessor and Successor basis in your Management’s Discussion and Analysis.

Response: The Company has disclosed the actual results of operations for each period in a table format under the “Results of Operations” section of the MD&A. However, we believe discussing the results of operations on a combined basis provides users of the financial statements with the most meaningful analysis to enable them to understand the results of operations as the change in control had no impact on the underlying operations of the business and effectively occurred in the middle of the fiscal year (July 19, 2005). The impact of the Norcross Transaction consists principally of purchase accounting adjustments that impact amortization expense due to recording intangible assets and cost of goods sold due to the step-up in inventory. The Company has included a detailed discussion of the affect of purchase accounting and quantified the impact on the various line items on its income statement in the discussion of results of operations in order to provide a meaningful comparison.

Combined Year Ended December 31, 2005 as Compared to Year Ended December 31, 2004, page 25

6.               Your gross profit discussion indicates that in 2004 and 2005 you recorded $1.2 million and $4.1 million increases to your reserve for excess and obsolete inventory. Tell us supplementally and revise future filings to (i) address the nature of the underlying inventory, (ii) the reasons such inventory was deemed to be excess or obsolete, and (iii) if you still have related inventory still on hand in excess of the reserves you provided, quantify such amounts and indicate how you determined such amounts are recoverable.

The Company will incorporate the Staff’s comment in future filings. Specifically, please be advised that the Company will add the following discussion to its MD&A:

The $1.2 million inventory reserve recorded in 2005 related primarily to our hand protection product line. Our hand protection products were deemed to be excess inventory as we determined that we had either multiple years of inventory on hand or items that had not moved in over a year. The $4.1 million inventory reserve recorded in 2004 related primarily to our respiratory product line. The respiratory products were deemed to be either: 1) excess as we determined that we had either multiple years of inventory on hand or items that had not moved in over a year or 2) obsolete due to government safety standard changes.

Supplementally, the Company confirms that we do not have related inventory on hand in excess of the reserves that have been provided.

Financial Statements

Consolidated Statements of Operations, page 36

7.               We note that you separately presented management incentive compensation on your consolidated statements of operations. In future filings, please include this compensation expense within its related line or tell us why you believe it is appropriate to separately reflect this compensation expense in your statements of income. If you continue to provide separate consolidated statements of income classification for this expense, the presentation must be transparent as to how those charges relate to other line item classifications. Specifically, you may:

•                  Parenthetically note on the appropriate line item, such as SG&A, the amount of compensation that is included in that line item without having a separate classification for the charge;

•                  Parenthetically note the amount of the charge excluded from the line item, SG&A for example, because it is presented as a separate line item; or

•                  Break out the charge from other charges within a specific expense classification.

Response: The Company will incorporate the Staff’s comment in future filings, by including the incentive compensation expense in the appropriate line item and parenthetically disclosing the amount of the incentive compensation expense that is included in that line item. Additionally, please note the Company had previously made this change in its 2nd and 3rd quarter 2006 10-Q’s.

8.               As indicated in Management Discussion and Analysis, we note that you are including your gains and losses on property plant and equipment sales in the line item Other, net and that this line item is below your income from operations. In future filings, please revise to include these amounts within income from operations as required by paragraph 45 of SFAS 144.

Response: The Company will incorporate the Staff’s comment in future filings, by including these amounts in general and administrative expenses on a prospective basis as it deems the prior year property, plant and equipments gains and losses as immaterial ($0.9 million loss in 2004 and $0.4 million gain in 2003).

2. Transactions, page 39

9.               We note that on July 19, 2005 Safety Products purchased all of the outstanding membership units of the Company and all of the outstanding common stock of NSP Holdings Capital Corp. (“NSP Capital”). We do not see any further discussion of this entity. Has this entity been renamed Norcross Capital Corp? If so, please clarify in future filings. If not, please provide us supplementally and revise future filings to include additional information for this entity, including how it is reflected in your consolidated financial statements.

Response: The Company will incorporate the Staff’s comment and clarify future filings. Supplementally, please be advised that these are two separate legal entities. NSP Capital is a 100% owned subsidiary of Safety Products with no assets or operations and co-issuer of Safety Products’ senior pay in kind notes. NSP Capital is not a guarantor of the senior subordinated notes and is not included in the consolidated results of the Company as it is an affiliate of the Company.

Norcross Capital Corp. is a wholly-owned subsidiary of the Company and co-issuer and guarantor of the Company’s senior subordinated notes.

4. Significant Accounting Policies, page 42

Inventories, page 42

10.         We note that inventories valued at first in, first out (FIFO) cost accounted for approximately 69% and 64% of your inventories at December 31, 2004 and 2005, respectively, and all other inventories were valued using last in, first out (LIFO) cost. Tell us supplementally and revise future filings to address the appropriateness of accounting for your inventories using two different valuation methodologies.

Response: The Company will incorporate the Staff’s comment in future filings. Supplementally, the Company’s North Safety Products, Inc.(“North”) legal entity accounts for its inventory under the LIFO method. This was the method in place when North was acquired by the Company in October 1998 and was also the method adopted in connection with the Norcross Transaction. We have continued to use the LIFO method for this legal entity for tax purposes and accordingly, are required to use LIFO for financial reporting purposes. All of the other legal entities of the Company account for their inventory under the FIFO method.

Goodwill and Other Intangibles, page 43

11.         We note that you have determined your brand names intangible asset has an indefinite life. Please address the following comments:

•                  Tell us supplementally and disclose in future filings your basis for determining the brand names have indefinite lives. In this regard, we note that prior to the Norcross Transaction, the predecessor was amortizing the majority of its trade names and trademarks over a period of 8 to 15 years. As such please tell us how you applied the guidance in paragraph 11 of SFAS 142 and Appendix A of SFAS 142. Please note that this analysis must consider the reasons why these trade names and trademarks were previously amortized over less than 40 years and the continuing relevance of those considerations.

Response: The Company will incorporate the Staff’s comment in future filings. Supplementally, please be advised that the Company considered Paragraph 11 of SFAS 142 and Appendix A of SFAS 142 in the determination of the useful lives of our brand names. The Company is a leading designer, manufacturer and marketer of branded products in the fragmented personal protection equipment industry. We believe our brand names have a strong reputation for excellence in protecting workers from hazardous and life-threatening environments, which is a key purchasing consideration for personal protection equipment. We believe our brand names, reputation, history of developing innovative products and a comprehensive line of high-quality, differentiated products and high levels of customer service have enhanced our relationships with our distributors and end-users. These factors have enabled us to achieve strong market share positions in key product lines. In addition, the non-discretionary and consumable nature of our products provides us with stable and recurring revenues. We invest a significant amount in marketing efforts in promoting and educating end-users on our products and brands, thereby creating additional demand from our distributors. This strategy has resulted in increasing net sales of our brands creating significant brand value.

We obtained an independent appraisal in connection with the July 2005 transaction and due to our increased market presence, our strong brand recognition, our improved financial results and the portfolio effect of our brand names, the Company’s brand names have been identified as indefinite lived. This designation is indicative of our brands as they have been in existence for multiple years and we have the ability and intent to continue supporting these brands. A summary of our key brands and market positions as of the July 19, 2005 transaction date is as follows:

Brand	Age	Operating Segment	Market Position	Life
Morning Pride	85	Fire Service	# 1 overall market position in fire personal protective equipment, including #1 boots, gloves, garments, helmets	Indefinite

Pro Warrington	18	Fire Service	Leading domestic brand in leather firefighter footwear	Indefinite

Salisbury	150	Electrical Safety	#1 or #2 position in all key product categories	Indefinite

KCL	45	GSP	Leading position in protective gloves in Germany	Indefinite

North	40	GSP	Leader in head-to-toe personal protection equipment	Indefinite

Footwear Brands[1]	55	GSP	Leading, or top 3 supplier in several products	Indefinite

1 Footwear brands consist of the Muck Boot, Northerner, Ranger, Servus, and XtraTuf brands names. The age shown represents the weighted average age of the brands.

Prior to the July 2005 transaction, our trademarks and tradenames consisted of: 1) $730,000 which was attributable to the acquisition of Kachele-Cama Latex GmbH in July 2003 and considered indefinite lived and 2) $4.4 million which was attributable to the acquisition of The Muck Boot Company in January 2002 and which had a useful life of 15 years. In retrospect, based on the valuation performed as of July 19, 2005, the Company believes The Muck Boot Company should have initially been recorded as indefinite lived. However, the Company believes the 15 year useful life was conservative and the potential annual reduction of amortization expense of $293,000 ($4.4 million divided by 15 years) was immaterial to its consolidated financial results.

•                  Tell us supplementally and disclose in future filings the method(s) you use to determine the fair value of your brand names. Ensure you include a discussion herein or within your critical accounting policies section to identify the related units of accounting for testing your brand names for impairment pursuant to paragraph 17 of Statement 142 and EITF 02-7, the material assumptions used and the sensitivity of those assumptions. Provide us your proposed disclosures for future filings.

Response: The Company will incorporate the Staff’s comment in future filings. Specifically, the Company intends to replace its existing goodwill and other intangible disclosure included in critical accounting policies with the following:

Goodwill and Other Intangibles

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. We have accounted for our acquisitions using the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we performed a goodwill impairment test during our fiscal year fourth quarter. In conducting our impairment analysis, we utilized the discounted cash flow (“DCF”) approach that estimates the projected future cash flows to be generated by the business (including an estimate of terminal cash flows), discounted to present value at our estimated cost of capital. An absolute X% increase or decrease in cash flow projections would produce an average X% increase or Y% decrease, respectively, in the overall value of our reporting segments. An absolute X% increase or decrease in the terminal cash flow growth rate would produce an average X% increase or Y% decrease, respectively, in the overall value of our reporting segments. An absolute X% increase or decrease in the discount rate would produce an average X% increase or Y% decrease, respectively, in the overall value of our reporting segments.

Based on the results of the first step of the annual goodwill impairment test, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. As a result, the second step of the annual goodwill impairment test was not required to be completed. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill as of December 31, 2XXX. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in our relationships with significant customers. We will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist.

We also performed an impairment test related to our indefinite life brand names during the fourth quarter using a relief from royalty method. This method is a specific discounted cash flow approach to analyze cash flows attributable to the brand names based on projected revenues associated with each brand name and an estimated royalty rate. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of the trade name and that the inherent economic value of each trade name is directly related to the cash flows (royalties saved) in the future. We did not combine our brand names into a single “unit of accounting” with the exception of our footwear brands in our general safety and preparedness segment. An absolute 1% increase or decease, in the revenue base would produce an X% increase or Y% decrease, respectively, across the portfolio of brand names. An absolute 1% increase or decease, in the royalty rates would produce an X% increase or X% decrease, respectively, across the portfolio of brand names. An absolute 1% decrease or increase in the discount rate would produce an average X% increase or X% decrease, respectively, across the portfolio of brand names.

Based on the results of our annual indefinite life brand name impairment test, we determined that the fair value of each of the brand names exceeded their carrying amounts and, therefore, no impairment existed. The Company cannot predict the occurrence of certain future events that might adversely affect the reported value of its indefinite life brand names as of December 31, XXXX. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in our relationships with significant customers. We will continue to perform an indefinite life brand name impairment test on an annual basis and on an interim basis, if certain conditions exist.

Supplementally, please be advised that the Company considered the provisions of paragraph 17 of Statement 142 and EITF 02-7 in our analysis. For purposes of our analysis, we did not combine our brand names into a single “unit of accounting” with the exception of our footwear brands in our general safety and preparedness segment. The Company made this decision to combine these footwear brands for the following reasons:

1)            The marketing and branding strategy is complimentary (i.e. the combination of the brands creates a portfolio effect).

2)            The Company has not adopted and is not considering a plan to dispose of one or more intangible assets separately.

3)            The combined value of the 5 brand names was $4.2 million. The Company believed these brands could be combined as the individual values were immaterial.

11. Legal Proceedings, page 56

12.         We note that as of December 31, 2004 the Predecessor had recorded a $1.25 million reserve for respiratory claims and that as of December 31, 2005 the Company increased that reserve to $5.0 million. We also note that the Company recorded the increase in this reserve as part of the purchase price allocation process associated with the Norcross Transaction as this increase represented a decision by new ownership to negotiate the Company’s participation in a joint defense group with the prior owners of North Safety Products. We also note that the Company further increased the reserve to $7.0 million during the six months ended June 30, 2006. Please address the following:

•                  Help us to understand why new ownership negotiated the Company’s participation in a joint defense group.

Response: New ownership entered into negotiations to participate in the Joint Defense Group (“JDG”) for the following reasons:

1)              Prior to joining the JDG, the JDG was handling the defense of all cases, including cases with post-October 1998 exposure. As time passed, it became more likely that cases brought would also involve allegations of post-October 1998 exposure. Because these cases would have a direct impact on the operations and financial results of the Company, new ownership believed it was critical to actively participate in the JDG strategies on how to handle the defense of these cases.

2)            Prior to joining the JDG, there was not a set methodology for allocating defense and settlement costs incurred by the JDG on behalf of the Company for cases alleging post-October 1998 exposure and the Company was indemnifying Invensys for these costs on a case-by-case basis and negotiating the amount of the Company’s obligation. New ownership was concerned that as time passed, the JDG would become more aggressive in allocating costs to the Company. Therefore, new ownership wanted to ensure a set methodology was agreed to with the members of the JDG for allocating defense and settlement costs for future periods.

•                  Address whether the new ownership believed that, notwithstanding the indemnity agreements and the $1.25 million reserve, final judgments or settlements could result in losses in excess of the reserve. If so, please address the need to revise the Predecessor financial statements.

Response: During the second half of 2003, the Company began to receive indemnity requests from Invensys for the defense of respiratory claims. Specifically, Invensys requested payment for defense and settlement costs incurred by the JDG and allocated to Invensys for claims alleging post-October 1998 exposure.

During the 4th quarter of 2004, the Company engaged and independent consultant to help determine its potential exposure related to respiratory claims. The analysis was prepared using data obtained from: 1) the indemnity requests made by Invensys and 2) the docket of outstanding claims as of September 2004 obtained from Invensys. An estimate of the exposure was developed based on the costs historically allocated by Invensys and expectations of future claim activity. Based on this analysis, a $1.25 million liability was recorded on the balance sheet, which remained outstanding through the July 19, 2005 transaction.

New ownership reviewed the underlying assumptions of the $1.25 million liability and determined based on the information available that the calculation represented new ownership’s best estimate of defense and settlement costs prior to entering into negotiations with the JDG in December 2005. However, new ownership included this disclosure to clarify that the reserve could change as additional information regarding assumptions made in the calculation became available.

•                  Provide a time line that fully details when and why the new ownership decided to negotiate the participation in a joint defense group. Clarify whether there were any changes in the facts and circumstances that occurred subsequent to the Norcross Transaction date that led the new ownership to enter into this agreement. As indicated in your Form 10-Q for the quarter ended June 30, 2006 it wasn’t until July 1, 2006 that the Company effectively entered into the joint defense agreement. We note that the effective date of this agreement is almost a year after the Norcross Transaction.

Response: New ownership identified and decided to negotiate participation in the JDG during its due diligence process. Subsequent to the acquisition of the Company, new ownership began initial conversations with the JDG in December 2005. The decision was made for the reasons discussed above. For the year ended December 31, 2005, the negotiation was in its early stages. The Company engaged an independent consultant who calculated a potential range for the liability from $0.8 million based on the Company’s proposal to $24.0 million based on the JDG proposal. The Company increased the respiratory reserve to $5.0 million as part of the purchase price allocation process as of December 31, 2005 as it was management’s best estimate of the liability based on the information available and it was where management believed they would be willing to settle. The Company disclosed that its purchase price allocation was preliminary with respect to obtaining additional information related to this liability. The negotiations continued through June 2006 and the final agreement was entered into in the beginning of July 2006. The independent consultant recalculated the silica exposure based on the final Joint Defense Agreement (“JDA”) and the Company increased the respiratory reserve to $7.0 million based on this calculation. The primary driver for the increase in the reserve from the initial $1.25 million to the $7.0 million reserve was new ownership agreeing to pay a portion of defense costs for cases with undisclosed years of exposure. This had a significant impact on the liability as approximately 80% of defense costs related to cases where years of exposure were not identified. The

Company followed the guidance of SAB 61 in determining how to record the change in the liability. Specifically, based on the above discussion, we believe new ownership had demonstrated a significantly different plan in handling the liability, and therefore we recorded the reserve as part of purchase accounting.

As the final fair value of the preacquisition contingency was determined within a year of the July 19, 2005 transaction date (the allocation period), the Company recorded the additional reserve as part of the purchase price allocation process at fair value in accordance with FAS 141, Par. 40.

•                  Address the indemnity agreements in place at the date of acquisition under which Invensys (for losses and claims relating to products sold prior to October 1998) and Norton (for losses and claims relating to products sold prior to January 10, 1983) are contractually obligated to indemnify the Company.

Response: The Company respectfully advises the Staff that a detailed discussion of these indemnification arrangements is set forth under the caption “Legal Proceedings” in its Form 10-K and in Note 11 to its audited financial statements.

•                  Address the Predecessor’s management belief that “It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the Company’s indemnification from Invensys, but recognizing the inherent uncertainties in the projection of any future events, the Company believes that these suits or claims should not result in final judgments or settlements in excess of its reserve.”

Response: The Predecessor developed a methodology based on the information available at the time of the analysis. Specifically, the Predecessor developed its analysis using data obtained from:1) the indemnity requests made by Invensys and 2) the docket of outstanding claims as of September 2004 obtained from Invensys. An estimate of the exposure was developed based on the costs historically allocated by Invensys and expectations of future claim activity. This was the best information available and it was used to calculate liability of $1.25 million. The Predecessor included this disclosure because it wanted to clarify that the reserve could change as additional information regarding assumptions made in the calculation became available.

•                  Address the activity related to the lawsuits since 2003 which seems to indicate a decrease in plaintiffs.

Response: Both the rate of new filings and the number of existing claimants have declined dramatically since 2003. The reasons are varied, but the common theme is that courts and legislatures reacted to the way plaintiffs’ attorneys generated toxic tort claims and tightened the rules on when and where the silica claims can be pursued. The new rules make bringing silica cases on a mass level much less attractive to the plaintiffs’ bar. Plaintiffs’ attorneys can no longer (1) find a worker with some stated exposure to silica, (2) take a X-ray of his chest, (3) have it interpreted as demonstrating lung shadows by a radiologist, (4) then file a single lawsuit in a dangerous venue with hundreds of other plaintiffs against hundreds of defendants with the pleading containing little more than the parties’ names and some standard pleading language. More specifically, the legislatures of at least seven states — including former hotbeds of silica litigation like Texas, Florida and Ohio — passed impairment-criteria legislation that redefined injury. These acts force plaintiffs to prove impairment as a result of their exposure to qualify for judicial treatment. The same legislation requires that each silica claimant be tried individually, and not in the multiple plaintiff format in which the potential for large verdicts resulted from increased plaintiffs and where a few meritorious claims could increase the value of unmeritorious ones. Further tort reform in Texas created a state-wide multi-district litigation wherein one judge presides over the pretrial of all Texas-silica cases. In Mississippi, the Supreme Court changed the venue rules making it much more difficult to file out-of-state plaintiffs there. The Mississippi court also changed the pleading requirements making the plaintiffs’ attorneys include plaintiff-specific allegations against each defendant sued, instead of the vague allegations against hundreds of defendants that plaintiffs’ attorneys used to churn out of their word processors. Finally, perhaps the most important change relates to the opinion authored by Judge Janis Graham Jack following the three-day Daubert hearing in the federal silica MDL during February 2005. Judge Jack condemned the medical procedures plaintiffs’ attorneys employed to generate the over 10,000 claimants that found their way to her court. Though she ultimately determined that she lacked jurisdiction on the vast majority of the cases and ended-up sending them back to the Mississippi state courts from whence they came, she decried the sham-diagnostic procedures followed by the plaintiffs’ doctors, stating that “these diagnoses were driven by neither health nor justice: they were manufactured for money.” Judge Jack’s opinion was invaluable in shedding light on the medical and legal abuses associated with the silica cases and was instrumental in creating the appropriate amount of public fervor to push the legislatures of various states to enact the previously-discussed impairment legislation.

•                  Clarify how you determined the appropriateness or your reserve as of December 31, 2005 and June 30, 2006. In doing so, please address the following:

•                  The terms of the joint defense agreement caps your required payments of defense costs associated with defending the Company and the prior owners of the North Safety Products business at $525,000, 960,000 and $1 million for the period from July 1, 2006, through December 31, 2006, the year ended December 31, 2007 and the year ended December 31, 2008. We also note that you agreed to pay Invensys $200,000 related to certain settled claims. Given the fact that the aggregate of these defense costs and claims is significantly less than the $5 million accrued as of December 31,2005 and the $7 million accrued as of June 30, 2006, tell us supplementally and expand your disclosures in future filings to address why it was necessary to increase the reserve by more that the amount required under the joint defense agreement. In this regard, also address the fact that as of December 31, 2005 and June 30, 2006 the Company discloses its belief that Invensys had the ability to pay for the claims covered under the indemnity agreement.

Response: The Company intends to incorporate the following discussion in its future filings:

Although the JDA expires on December 31, 2008, the Company expects to incur additional defense and settlement costs beyond this date. The Company will consider its alternatives for defending the claims as the JDA nears expiration and determine the appropriate course of action.

Supplementally, please be advised that the $5.0 million and $7.0 million reserves exceed the aggregate defense costs noted by the Staff, for the following reasons:

1)            As discussed above, there will be additional defense and settlement costs beyond the expiration of the JDA. In addition, the Company’s five year projection of future claims results in actual cash flow associated with those claims longer than five years due to the lag between claim filing and claim resolution.

2)            The Company disclosed in the June 30, 2006 10-Q that the caps exclude settlement costs and other costs incurred exclusively by the Company, including trial costs and special requests of counsel. These costs could result in payments in excess of the caps.

The Company disclosed its belief that Invensys had the ability to pay for the claims covered under the indemnity as it would be responsible for these claims if Invensys were unable to pay under the indemnity agreement.

•                  Tell us supplementally and clarify in future filings the nature of “the defense costs associated with defending the Company and prior owners of North Safety Products”. Do these costs include the cost of settlement?

Response: The Company will incorporate the Staff’s comment in future filings. Supplementally, defense costs include all costs to defend against a claim including legal fees, expert witnesses and out of pocket expenses. Settlement costs are not included in defense costs.

•                  Tell us supplementally and clarify in future filings how you determined the appropriateness of a 5 year projection of claims and defense costs is the most reasonable approach. Given the significant assumptions underlying your accrual, it would appear to us that the discussion of this reserve should be discussed in your Critical Accounting Policies. Please provide us with proposed future disclosures.

Response: The Company intends to incorporate the following respiratory liability discussion as part of critical accounting policies in its future filings:

Respiratory Liability

As of December 31, XXXX, our North Safety Products subsidiary, along with its predecessors and/or the former owners of such business were named as defendants in approximately XXX lawsuits involving respirators allegedly manufactured and sold by it or its predecessors. We are also monitoring an additional XX lawsuits in which we believe that North Safety Products, its predecessors and /or the former owners of such businesses may be named as defendants.

We have recorded a $7.0 million reserve associated with the lawsuit as of December 31, XXXX. This reserve will be re-evaluated periodically and additional charges or credits will be recorded to operating expenses as additional information becomes available. The calculation of the reserve involved several key assumptions including the following:

1)            We have used a five-year projection of claims to calculate the reserve. We believe a five-year projection of claims and related defense and settlement costs was the most meaningful as we could not estimate future activity beyond a five year period due to the uncertainty of future events, including future legislation regarding tort reform. Changes in the projection period could impact our estimate of the reserve

2)            We have estimated future claim activity based on historical claim activity and expectations of future activity. Our estimate did not assume enactment of proposed legislation regarding tort reform at the federal or state level. Changes in legislation could impact our estimate of future claim activity.

3)            We have estimated our share of defense costs under the JDA based on the historical defense costs paid to our legal counsel and the historical portion of claims that allege use during the post-October 1998 exposure period. These estimates could change as more information regarding case specifics becomes available.

4)            We have estimated our share of settlement costs based on historical settlement amounts and the historical portion of claims that allege use during the post-October 1998 exposure period. These estimates could change as more information regarding case specifics becomes available.

5)            We have estimated our share of future defense costs beyond the expiration of the JDA consistent with the current JDA allocation methodology. These estimates could change if the manner in which we handle the defense of cases beyond December 31, 2008 is not consistent with the current JDA.

•                  Provide for us supplementally and revise fixture filings to separately present the activity related to (i) the lawsuits which allege exposure prior to October

1998, (ii) lawsuits which allege exposure including periods pre and post October 1998 and (iii) lawsuits with exclusive post October 1998 exposure, if any.

Response: The Company believes a cumulative rollforward is the most appropriate method for detailing activity for the following reasons:

1)            Many claims either 1) do not allege years of exposure or 2) have certain plaintiffs that allege years of exposure, while other plaintiffs do not allege years of exposure. The Company is unable to rollforward the claims which include plaintiffs with unknown years of exposure or the claims which include plaintiffs with both known and unknown years of exposure into the related buckets.

2)            There is generally no correlation between the years of exposure claimed by plaintiffs and actual years of exposure determined as part of defending the cases. Therefore, the Company believes this information would be misleading to the reader of the financial statements.

•                  Clarify the amount of the reserves as of December 31, 2005 and June 30, 2006 as they relate to the three different exposure periods.

Response: The Company has not recorded reserves for lawsuits with allege exposure prior to October 1998 due to the indemnity arrangements in place with the former owners of North Safety Products, Inc. Due to the difficulty of determining years of exposure discussed above, the Company has calculated its reserve for lawsuits which allege exposure including periods pre and post 1998, lawsuits with exclusive post October 1998 exposure, lawsuits with unknown years of exposure and lawsuits including a combination of these exposure periods on a combined basis.

13. Related Party Transactions, page 58

13.         We note that the Predecessor funded certain operating expenses of its parent, NSP Holdings. Tell us the nature of NSP Holdings’ operations. Individually quantify the debt obligations, equity redemptions and operating expenses of NSP Holdings that the Predecessor funded. Clarify how the debt obligations arose, to whom equity redemptions were made and whether the operating expenses were incurred on behalf of the Predecessor. Also address the nature of the tax distributions of NSP Holdings. Address the need to recognize these transactions in the Predecessor’s historical financial statements. Refer to SAB Topic 1.B.

Response: The Predecessor was a wholly-owned subsidiary of NSP Holdings. NSP Holding does not have any operations, however it issued $100 million of senior pay in kind notes on January 7, 2005. We considered the provisions of SAB Topic 5.J. when evaluating whether the debt and related interest expense should be reflected in the financial statements of the Predecessor, and concluded such amounts were not required to be pushed down.

For the period from January 1, 2005 through July 19, 2005, the amounts funded by the Company on behalf of NSP Holdings were as follows:

1)            $9,000 for tax distributions. Specifically, the Company’s income was allocated to, and included in the individual returns of the unit holders of NSP Holdings, which was treated as a partnership under federal tax law. Therefore, the Company made distributions to the individual unit holder of NSP Holdings to cover taxes required to be paid on their share of partnership income;

2)            $0.4 million for professional fees related primarily to the preparation of tax returns for NSP Holdings’ unit holders and tax consulting services; and

3)            $0.2 million for state tax payments.

For the year ended December 31, 2004, the amounts funded by the Company on behalf of NSP Holdings were as follows:

1)            $2.9 million for tax distributions (see above);

2)            $1.1 million for the payment of principal and interest related to a $3.8 million subordinated seller note issued by NSP Holdings as part of the Company’s acquisition of Arkon Safety Equipment Inc. in January 2000 (the “Arkon Note”);

3)            $0.5 million for professional fees related primarily to the preparation of tax returns for NSP Holdings’ unit holders and tax consulting services; and

4)            $0.2 million for state tax payments.

For the year ended December 31, 2003, the amounts funded by the Company on behalf of NSP Holdings were as follows:

1)            $0.5 million for tax distributions (see above);

2)            $5.2 million for the purchase of warrants of NSP Holdings issued as part of the Company’s former senior subordinated notes. The original fair value of the warrants was recorded as original issue discount on the Company’s books and amortized as interest expense;

3)            $1.6 million for the purchase of preferred units of NSP Holdings from certain members of management;

4)            $1.1 million for the payment principal and interest related to the Arkon Note;

5)            $0.5 million related primarily to professional fees for the preparation of tax returns for NSP Holdings’ unit holders and tax consulting services; and

6)            $0.2 for state tax payments.

The Company does not believe the amounts funded are required to be reflected in the operating results of the Company under SAB Topic 1.B. The expenses for professional fees and state tax payments are directly attributable to NSP Holdings and its unit holders and accordingly were not pushed down to the Predecessor. Distributions recorded for taxes payable by the unit holders were reflected as distributions.

With respect to the repayment of the Arkon Note, we considered the provisions of SAB Topic 5.J. when evaluating whether the debt and related interest expense should be reflected in the financial statements of the Predecessor, and concluded such amounts were not required to be pushed down.

The $5.2 million for the purchase of the warrants and $1.6 million for the purchase of preferred units were equity transactions at the NSP Holdings level and did not impact the operating results of the Company.

14.         Similarly, we note that the Company funded certain operating expenses and tax obligations of Safety Products, which were recorded as dividends through retained earnings. In light of the fact that Safety Products is a holding company formed for the acquisition of the Company, tell us why the operating expenses and tax obligations of Safety Products do not need to be allocated to the Company. Refer to SAB Topic 1.B.

The Company does not believe the amounts funded are required to be reflected in the operating results of the Company under SAB Topic 1.B. For the period from July 20, 2005 through December 31, 2005 the amounts funded by the Company on behalf of Safety Products related primarily to professional fees associated with the July 19, 2005 transaction. These professional fees were accrued as part of purchase accounting and had no impact on the results of operations of Safety Products or the Company. Separately, the expenses related to operations and state tax payments are directly attributable to Safety Products and accordingly were not pushed down to the Company.

15.         As indicated under the caption “Payments to Management in Connection with Issuance of Senior Pay in Kind Notes” on page 84 of the filing, we note that the Predecessor’s parent, NSP Holdings, used $60.0 million of the proceeds from the offering of its senior pay in kind notes to make payments in respect of its preferred units. We also note that three of such equity holders were management of the Predecessor. Tell us more about the preferred units, when these payments were made and why NSP was required to make such payments. Confirm that the amounts received by management were based on the same terms as the other equity holders. Tell us whether or not these payments impacted the Predecessor’s financial statements.

Response: The preferred units accrued dividends at a semiannual compound rate of 10%. The preferred units were nonvoting and were mandatorily redeemable by NSP Holdings on September 30, 2013. In the event of any liquidation, sale, dissolution, or winding up of the affairs of the Company, holders of the preferred units shall be paid the redemption price, plus all accrued dividends before any payment to other unit holders. On January 7, 2005, NSP Holdings issued $100.0 million of senior pay in kind notes. As part of this transaction,$60.0 million of the proceeds from the issuance was used to pay a dividend to the preferred unit holders of NSP Holdings. The $60.0 million dividend included approximately $58.0 million of which were payments in respect of accrued preferred yield and approximately $2.0 million of which was used to return a portion of the original capital contribution made by the holders of the preferred units. The three members of management were paid their pro rata share of the dividend based upon their relative preferred unit ownership and the amounts received by management were based on the same terms as the other equity holders. The transaction had no impact on the Predecessor’s financial statements and the Predecessor did not fund any of the cash related to the dividend paid to the owners of the preferred units.

16.         As indicated under the caption, “Arrangements with Management” on page 84 of the filing, we note that two members of management purchased common equity in Safety Products. Tell us how the purchase price of the capital stock was determined. If the purchase price was less than the stock’s fair value, tell us what consideration you gave to recognizing compensation expense in the Company’s financial statements.

Response: The purchase price of $10 per share paid by the two members of management for the common equity of Safety Products Holdings, Inc. was equal to the price per shared paid by Odyssey Investment Partners, LLC, Safety Product Holdings, Inc. majority shareholder, as of the July 19, 2005 transaction date. The purchase price was the same as the stock’s fair value.

14. Segment Data, page 58

17.         We note that you have identified three operating segments and have presented those operating segments as your reportable segments pursuant to SFAS 131. We also note that your general safety and preparedness segment represents a significant portion of your consolidated revenues and income from operations. In order for us to fully understand the appropriateness of your segment reporting, please provide us with a copy of the financial information that your chief operating decision maker (CODM) regularly reviews and uses to assess performance and allocate resources.

Response: The Company has supplementally attached examples of financial information which the CODM regularly use to assess performance and allocate resources.

20. Management Incentive Compensation

18.         You indicate on page 77 of your filing that prior to the Norcross Transaction, the Predecessor had outstanding options to purchase units of NSP Holdings and unit appreciation rights (UARs). Tell us why the Predecessor financial statements do not disclose these securities, including details of the underlying terms of such securities and their respective accounting.

Response: The options and UARs were issued by NSP Holding and were therefore not disclosed in the Company’s financial statements. However, as noted in Response #19 below, the payments made with respect to the outstanding options and UARs were recorded as management incentive compensation in the financial results of the Company in accordance with SAB Topic 1.B. The Company will incorporate the description of the outstanding options and UARs included in the Safety Products Holding, Inc. financial statements in the Company’s future filings.

19.         We also note that as a result of the Norcross Transaction the options and UARs were cancelled in exchange for a portion of the proceeds of the acquisition. Clarify whether these payments are included in the $13.5 million management incentive compensation. If not, tell us how you accounted for this transaction and identify the accounting literature that supports your accounting.

Response: The Company confirms that $2.9 million of payments made with respect to the options and UARs were included in the $13.5 million of management incentive compensation in accordance with SAB Topic 1.B.

Form 10-Q for the period ended July 1, 2006

4. Management Incentive Compensation, page 5

20.         Tell us and revise future filings to clarify how you determined the underlying fair value of Safety Product’s common stock. Also disclose the exercise price for the options issued.

Response: The Company will incorporate the Staff’s comment in future filings. Supplementally, please be advised that the exercise price of the options issued was $10 per share. The fair value of Safety Products Holdings, Inc. common stock of $10 per share was consistent with the share purchase price paid as part of the July 19, 2005 transaction. The Company believed this was the most reasonable value to use as it reflected the price paid as part of an independent third party transaction for the business. In making this determination, the Company considered the following key items occurring between the July 19, 2005 transaction and the January 2006 issuance of the options which the Company believed did not materially impact the share price:

1)            The Company was on budget relative to its initial forecast for operating results provided to new ownership as part of the diligence process for the July 19, 2005 transaction.

2)            The impact of the acquisition of The Fibre-Metal Products Company (“Fibre-Metal”) in November 2005; we noted the acquisition multiple for Fibre-Metal of 7.6x EBITDA was slightly higher that the 7.2x EBITDA multiple paid for the Company. Therefore, the acquisition had a slightly dilutive effect on the value of the Company prior to the implementation of restructuring initiatives which did not begin until early 2006 (after the issuance of the options).

The Company concluded $10 per share was the appropriate fair value after taking in consideration all of the factors discussed above.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please feel free to contact the undersigned at 630.572.8234. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ David F. Myers, Jr.
David F. Myers, Jr.
Executive Vice President and
Chief Financial Officer

cc:         Carol Anne Huff, Kirkland & Ellis LLP
Geraldine Sinatra, Dechert LLP